[Letterhead of Centerline Capital Group]

May 7, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mark Rakip, Staff Accountant

Re:	Independence Tax Credit Plus L.P. III Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 23, 2009 File No. 0-24650

Dear Mr. Rakip:

This letter is in response to the comments in your letter to Robert L. Levy dated April 28, 2010 with respect to the above referenced 10-K filing for Independence Tax Credit Plus L.P. III (the “Partnership”).

Form 10-K for the fiscal year ended March 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.
We note your response to comment 1 from our letter dated March 19, 2010.  Please explain to us how you have addressed direct financial assistance received from the General Partner or its affiliates in your analysis.  In your response, provide us with a detail of the due to general partners and affiliates balance as of March 31, 2009 and each subsequent quarter period end including, but not limited to, accrued but unpaid management fees and operational advances.

The Partnership has received direct financial assistance from the General Partner or its affiliates in the form of 1) operating advances to pay for the Partnership’s expenses directly or to fund local partnership advances and 2) the deferral of fees incurred by the Partnership payable to the General Partner or its affiliates for management fees, asset management fees and other expense reimbursements relating to overhead allocations.  The table below details the components of the “Due to general partners and affiliates” line item in the Balance Sheet of the Partnership.

Analysis of Due to general partners and affiliates	Balance at	Balance at	Balance at	Balance at
	3/31/2009 10-K	6/30/2009 10-Q	9/30/2009 10-Q	12/31/2009 10-Q
Upper Tier Payables
Public Funds Payable	865,303	899,433	933,563	541,928
Asset Mgt Fees Payable	615,095	629,289	643,483	399,695
Partnership Management Fees Payable	3,635,719	3,719,219	3,803,351	3,889,351
I/C-Rel Capital Company	241,566	241,566	241,566	241,566
I/C Related Independence Associates III LP	(810)	(810)	(810)	(810)
I/C-Independence SLP	-	3,500	-	-
I/C-Centerline	55,952	3,845	3,845	-
Due T/F LT-Sumpter Commons	(5,075)	(5,075)	(5,075)	(5,075)
Loan Receivable from Eastern Parkway	(1,016,321)	(1,016,321)		-
Loan Receivable from Lafayette	(416,094)	(416,094)	(416,094)	(416,094)
Loan Receivable from Knickerbocker	(454,441)	(454,441)	(454,441)	(454,441)
Loan Receivable from New Zion	(2,655)	(2,655)	(2,655)	(2,655)
Lower Tier Payables
SLP Admin Fees due to GP & affiliates	408,087	401,292	402,587	405,462
Advances to Sumpter Commons	5,075	5,075	5,075	5,075
Loan Payable- Eastern Parkway	1,016,321	1,016,321	-	-
Loan Payable- Lafayette	416,094	416,094	416,094	416,094
Loan Payable- Knickerbocker	454,441	454,441	454,441	454,441
Loan Payable -New Zion	261,585	261,585	261,585	261,585
Loan Payable -Keys	268,479	268,479	93,543	93,543

Less Discontinued Operations:			(5,000)	(5,000)

Balance per SEC report	6,348,322	6,424,744	6,375,058	5,824,665

Discontinued Operations:
SLP Admin Fees- Eastern Parkway			5,000	5,000
Total	-	-	5,000	5,000

The majority of the balance above is comprised of the Partnership Management Fee Payable, which amounted to $3,635,719 at March 31, 2009.  As stated in the SEC response letter dated March 19, the General Partner and its affiliates have allowed for the deferral of the unpaid Partnership Management Fees.  Per its partnership agreement, unpaid partnership management fees are to be deferred without interest and will be payable out of sales or refinancing proceeds only to the extent of available funds after payments on all Partnership liabilities have been made other than to those owed to the General Partner and its affiliates, and after the Limited Partners have received a 10% return on their capital contributions.   Current year partnership management fees may be paid out of operating reserves or refinancing and sales proceeds.  As such the General Partner cannot demand payment of the deferred fees beyond the Partnership’s ability to pay them.  In addition, the General Partner has historically waived its right to collect fees relating to the sold properties, and has written them off as sales have been occurring.  Such write offs are considered capital contributions by the General Partner.

The amounts receivable totaling $1,889,511 represent loans made to several of the Partnership’s subsidiary investments.  Such loans were made by the General Partner and its affiliates in conjunction with the properties’ contribution agreements.  These amounts are eliminated in consolidation, as they were also recorded as payables on the respective subsidiary’s financials.  There has not been a need since then to advance any amounts to any of the local partnerships in which the Partnership has invested.  The General Partner and its affiliates are not obligated to make operating advances to the local partnerships.  It is the obligation of the local partnership’s general partner to fund operating deficits at each respective local partnership.  Even if the local partnerships in which the Partnership invests needed operating advances and the  General Partner and its affiliates were not able to make such advances (whether it was required to or voluntarily wished to) due to lack of funds, the only impact on the Partnership would be that it would lose its investment in that particular local partnership.  The Partnership’s ability to continue its operations would not be affected.

The payable amount of $241,566 represents voluntary operating advances made by the General Partner and its affiliates to the Partnership to fund operations of the Partnership.  Payment of these operating advances have been deferred and may be paid out of operating reserves or refinancing and sales proceeds.  The General Partner does not intend to demand payment of the deferred advances beyond the Partnership’s ability to pay them.

The Public Funds Payable represents accrued and unpaid operating expenses incurred by the General Partner and its affiliates on the Partnership’s behalf.  Asset Management Fees Payable represents accrued and unpaid expenses in connection with asset monitoring services provided by an affiliate of the General Partner. The General Partner does not intend to demand payment of the deferred payables beyond the Partnership’s ability to pay them. The Partnership anticipates that these will be paid from working capital reserves or future sales proceeds.

The SLP fees represent administrative fees incurred by the Partnership with respect to each of the Partnership’s investments in subsidiary partnerships for administering the affairs of the Partnership.  They also have been deferred in certain cases and the Partnership anticipates that these will be paid from working capital reserves or future sales proceeds.

The Partnership itself has working capital reserves of $2,019,000 at March 31, 2009, $1,969,000 at June 30, 2009, $2,119,000 at September 30, 2009 and $1,405,000 at December 31, 2009.  Such amount is more than sufficient to cover the Partnership’s day to day operating expenses (other than the payment of fees to the General Partner).  The Partnership’s quarterly operating expenses, excluding the subsidiaries’ expenses and related party expenses (Partnership Management Fees, Public Funds Payable and Asset Management Fees Payable, all of which, as discussed above, have been deferred for payment), amounted to only $171,230 for the year ended March 31, 2009 and $138,849 for the nine months ended December 31, 2009.

In summary, the payables represented in the table above are mostly unpaid partnership management fees which are to be deferred without interest and will be payable out of sales or refinancing proceeds only to the extent of available funds after payments on all Partnership liabilities have been made other than to those owed to the General Partner and its affiliates, and after the Limited Partners have received a 10% return on their capital contributions.   All other payables are expected to be paid, if at all, from working capital reserves.  The General Partner does not anticipate advancing going forward any operating funds to any of the local partnerships in which the Partnership has invested.  Even if a situation arose where the General Partner and its affiliates needed to but were not able to make operating advances in the future due to lack of funds, the only impact on the Partnership would be that it would lose its investment in that particular local partnership.  The Partnership’s ability to continue its operations would not be affected.

The General Partners and its affiliates have always taken the position to defer payment of its fees and to make operating advances if needed in order to maintain a viable Partnership.  The General Partners and its affiliates will continue to take this position and they have the liquidity to do so in that Centerline, the ultimate parent of the General Partners and its affiliates, entered into a restructuring agreement in March 2010.  This transaction allowed Centerline to improve its unrestricted cash position and liquidity by actively focusing on stabilizing its balance sheet and more strictly managing its cash flows.

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above.  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P. III

By:	Related Independence Associates III L.P.,
General Partner

	By:	Related Independence Associates III Inc.,
General Partner

		By:	/s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer, Principal Accounting Officer and Director